Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

February 16, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ivan Griswold, Attorney-Advisor
Barbara C. Jacobs, Assistant Director

Re:	Snap Inc.
Registration Statement on Form S-1
Filed on February 2, 2017
Amendment No. 1 to Registration Statement on Form S-1
Filed on February 9, 2017
File No. 333-215866

Ladies and Gentlemen:

On behalf of Snap Inc. (the “Company”), we are writing in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 14, 2017 with respect to the Company’s Registration Statement on Form S-1 filed on February 2, 2017 and the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on February 9, 2017. The Company is concurrently filing Amendment No. 2 to Registration Statement on Form S-1, which includes changes that reflect the Comments (the “Registration Statement”).

Below are the Company’s responses to the Comments. The numbered paragraphs correspond to the numbering of the Comments, which for your convenience we have incorporated into this letter. Page references in the text of the Company’s responses correspond to the page numbers of the revised Registration Statement.

Prospectus Summary

Our Capital Structure, page 4

1.

We note your response to prior comment 1. Please further revise to discuss, as previously requested, the timing implications of providing information through a Form 8-K filing versus a proxy or information statement subject to Regulation 14A or 14C. Explain that, unlike proxy or information statements that provide information in advance of corporate actions being taken, reports on Form 8-K may generally be filed up to four business days after the occurrence of reportable events and may include significantly less information than would otherwise be required in proxy or information statements. Discuss the impact on shareholders who may not be able to make an investment decision in advance of major corporate transactions and only after the filing of a Form 8-K reporting the event.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

February 16, 2017

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement.

2.

Please revise to clarify that certain information that would be contained in a proxy or information statement is not required to be provided in a Form 10-K and Class A shareholders therefore may not receive such information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 6 and 40 of the Registration Statement.

Description of Capital Stock, page 154

3.

Your amended and restated charter includes a provision whereby the number of authorized shares of common stock or any class thereof may be increased by the affirmative vote of the holders of a majority of the Class B Common Stock and Class C Common Stock, voting together as a single class. To the extent that this provision and Delaware General Corporation Law Section 242(b) (2) do not require a separate vote of Class A stock in situations where the number of authorized Class A shares is being modified, revise to disclose this and discuss the risks to Class A stockholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 7, 44, and 161 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Leverage in Our Business, page 69

4.

We note your revised disclosures stating that in February 2017 you entered into an addendum to an agreement with Amazon Web Services, whereby you committed to spend $1.0 billion between 2017 through 2021. Please revise to describe the services that Amazon will provide under the agreement and clarify the nature of the “redundant infrastructure services.”

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 72 and 126 of the Registration Statement. The Company further advises the Staff that it has built its software and computer systems to use computing, storage capabilities, bandwidth, and other services provided by Google, some of which do not have an alternative in the market.

Please contact me at (650) 843-5049 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Eric C. Jensen
Eric C. Jensen

cc:	Evan Spiegel, Snap Inc.

Chris Handman, Snap Inc.

Atul Porwal, Snap Inc.

David Peinsipp, Cooley LLP

Seth J. Gottlieb, Cooley LLP

Alex K. Kassai, Cooley LLP

Rick Kline, Goodwin Procter LLP

An-Yen Hu, Goodwin Procter LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com